082-35116

[redacted]

08006374

SUPPL

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Russell Joye
Direct Tel (202) 263-3192
rjoye@mayerbrown.com

December 29, 2008

SEC Mail
Mail Processing
Section

DEC 29 2008

Washington, DC
109

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation, announced December 28, 2008.

Sincerely,

Russell Joye
Practice Group Assistant

Enclosure

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

28 December 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Report: Holdings of the Bank in Migdal Insurance Holdings

Bank Leumi le-Israel B.M. (the "Bank") announces that it has been notified by the Bank of Israel that it is required to cease holding its means of control in Migdal Insurance and Financial Holdings Ltd. ("Migdal") (9.85% of the share capital and voting rights – fully diluted, 9.74%) by 30 April 2009 (instead of 31 December 2008). This is subject to the transfer by the Bank of the power to exercise its rights related to the means of control in Migdal to a trustee by 1 January 2009, except for the right to receive dividends and the right to transfer the means of control to a third party – rights that are to remain in the possession of the Bank.

The Bank of Israel further notified the Bank that if it has not ceased holding the means of control in Migdal by 30 April 2009, the trustee will be required to sell the means of control in Migdal to a third party by 31 August 2009.

Date and time at which the corporation first became aware of the event or matter:
25 December 2008 at 18:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END